Filed Pursuant to Rule 424(b)(3)
Registration No. 333-160748
STEADFAST INCOME REIT, INC.
SUPPLEMENT NO. 6 DATED JULY 6, 2012
TO THE PROSPECTUS DATED APRIL 24, 2012
This document supplements, and should be read in conjunction with, our prospectus dated April 24, 2012, as supplemented by Supplement No. 1, dated April 24, 2012, Supplement No. 2, dated May 3, 2012, Supplement No. 3, dated May 10, 2012, Supplement No. 4, dated May 14, 2012, and Supplement No. 5, dated May 31, 2012, relating to our offering of up to $1,650,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 6 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 6 is to disclose:
• the status of our public offering; and
• our acquisition of Estancia Apartments, a residential property located in Tulsa, Oklahoma.
Status of Our Public Offering
We commenced our initial public offering of up to $1,650,000,000 in shares of our common stock on July 19, 2010. As of June 29, 2012, we had accepted investors' subscriptions for and issued 9,500,818 shares of our common stock in our public offering, including 158,363 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in gross offering proceeds of $94,489,790. As of June 29, 2012, we had raised approximately $100,246,089 in gross offering proceeds in both our private and public offerings. We will sell shares of our common stock in our initial public offering until the earlier of July 9, 2013 or the date on which the maximum offering amount has been sold.
Our Acquisition of Estancia Apartments
On June 29, 2012, or the closing date, we acquired a fee simple interest in a 294-unit multifamily residential community located in Tulsa, Oklahoma, known as Estancia Apartments, or the Estancia property, through SIR Estancia, LLC, or SIR Estancia, a wholly-owned subsidiary of our operating partnership, from a third party seller. On the closing date, Steadfast Asset Holdings, Inc., our affiliate, assigned to SIR Estancia the Purchase and Sale Agreement, dated February 15, 2012, as amended, for the purchase of the Estancia property.
Financing and Fees
SIR Estancia acquired the Estancia property for an aggregate purchase price of $27,900,000, exclusive of closing costs. SIR Estancia financed the payment of the purchase price for the Estancia property with a combination of (1) proceeds from our ongoing public offering and (2) the assumption of an existing mortgage loan from the Federal Home Loan Mortgage Corporation, or the lender, in the original principal amount of $20,500,000, which we refer to as the “Estancia loan.” For additional information on the terms of the Estancia loan, see “—Estancia Loan” below.
An acquisition fee of approximately $570,000 was earned by Steadfast Income Advisor, LLC, our advisor, in connection with the acquisition of the Estancia property, which acquisition fee is expected to be paid to our advisor subject to the terms of our advisory agreement with our advisor. The capitalization rate for the Estancia property as of the closing of the acquisition was 7.18%. We calculate the capitalization rate for a real property by dividing “net operating income” of the property by the purchase price of the property, excluding acquisition costs. Net operating income is calculated by deducting all operating expenses of a property, including property taxes and management fees but excluding debt service payments and capital expenditures, from gross operating revenues received from a property. For purposes of this calculation, net operating income is determined using the projected first year net operating income of the property based on in-place leases, potential rent increases or decreases for each unit and other revenues from late fees or services, adjusted for estimated vacancies, tenant concessions, if any, and charges not collected.
Estancia Loan
In connection with the acquisition of the Estancia property, SIR Estancia assumed the Estancia loan and all obligations under the Multifamily Note, or the “Estancia note,” and the Multifamily Mortgage, Assignment of Rents and Security Agreement, or the “Estancia mortgage,” evidencing the Estancia loan, which we collectively refer to as the “loan documents.” Pursuant to the Assumption Agreement, SIR Estancia paid the lender a transfer fee in an amount equal to one percent (1%) of the unpaid principal balance of the Estancia loan at the closing date and the lender's out-of-pocket costs, including legal fees, incurred in reviewing the transfer request. As of the closing date, the outstanding principal balance of the Estancia loan was $20,500,000.

The Estancia loan has a maturity date of October 1, 2017, which we refer to as the “initial maturity date”; provided, however, that the initial maturity date will automatically be extended to October 1, 2018, which we refer to as the “extended maturity date,” if no event of default under the loan documents exists as of the initial maturity date. Interest on the outstanding principal balance of the Estancia loan will accrue at a fixed rate of 5.94% per annum until September 30, 2017. During the period the initial maturity date is automatically extended, which we refer to as the “extension period,” interest will accrue on the outstanding principal balance of the Estancia note at an adjustable interest rate as further described in the Estancia note.
A monthly payment of interest on the Estancia loan in the amount of $3,382.50 multiplied by the number of days in the month is due and payable on the first day of each month until the initial maturity date. The entire outstanding principal balance and interest of the Estancia loan is due and payable in full on the initial maturity date, or, if applicable, the extended maturity date. If the initial maturity date is extended, then beginning on November 1, 2017 and continuing until and including the monthly installment due on the extended maturity date, accrued interest only shall be payable in consecutive monthly installments in an amount to equal the product of annual interest (as calculated during the extension period) on the unpaid principal balance of the Estancia note divided by 360 and multiplied by the number of days in the extension period. So long as any monthly payment or any other amount due under the Estancia note remains past due for 30 days or more or any other event of default under the loan documents has occurred and is continuing before September 30, 2017, interest will accrue on the Estancia loan at a rate per annum equal to four (4) percentage points above 5.94%. If the event of default occurs during the extension period, interest will accrue on the Estancia loan at a variable annual interest rate equal to four (4) percentage points above the adjustable interest rate as further described in the Estancia note; provided, however, that at no time will the event of default interest rate exceed the maximum amount of interest allowed by applicable law. So long as any payment due under the Estancia note or any other loan document is not received by the lender within 10 days after such payment is due during the period before September 30, 2017, or five days after such payment is due during the extension period, SIR Estancia will pay to the lender, immediately and without demand by the lender and in addition to the default interest rate, a late charge equal to 5.0% of the amount of the payment due.
SIR Estancia may voluntarily prepay all of the unpaid principal balance of the Estancia loan and all accrued interest thereon and other sums due to the lender under the loan documents, provided that Estancia provides the lender with at least 30 days prior written notice of any such prepayment. In addition, under certain circumstances SIR Estancia must also pay a prepayment fee to the lender, calculated as set forth in the Estancia note, in connection with a voluntary prepayment of the Estancia loan.
SIR Estancia's performance of its obligations under the Estancia loan are secured by the Estancia mortgage executed for the benefit of the lender. Additionally, pursuant to a Subordination of Management Agreement, SIR Estancia subordinated all of its existing and future rights and interests in the management agreement for the Estancia property (discussed below) to the Estancia loan and the loan documents.
Pursuant to the Estancia note, SIR Estancia will have no liability under the loan documents for the repayment of the principal and interest and any other amounts due under the loan documents, which we refer to as “indebtedness,” or for the performance of any other obligations under the loan documents; provided, however, that (1) the indebtedness shall be recourse to SIR Estancia for the repayment of a portion of the indebtedness equal to any loss or damage suffered by the lender as a result of, among other events, (a) failure of SIR Estancia to pay to the lender upon demand after an event of default all rents and security deposits to which the lender is entitled under the Estancia mortgage, (b) failure of SIR Estancia to apply all insurance proceeds and condemnation proceeds as required by the Estancia mortgage, (c) failure by SIR Estancia to comply with the provisions of the Estancia mortgage regarding delivery of books, records, statements, schedules, and reports and (d) failure to pay water and sewer charges and assessments and other charges that can become a lien on the Estancia property. SIR Estancia will be personally liable to the lender with respect to (a) the performance of SIR Estancia’s obligations under the environmental hazards provisions of the Estancia mortgage, (b) any audit of SIR Estancia’s books and records by the lender pursuant to the Estancia mortgage, (c) any costs and expenses incurred by the lender in connection with the collection of any amount for which SIR Estancia is personally liable under the Estancia mortgage and the costs of conducting any independent audit of SIR Estancia's books and records to determine the amount for which SIR Estancia has personal liability. In addition, SIR Estancia will be personally liable to the lender for the repayment of all indebtedness, and the Estancia loan will be fully recourse to SIR Estancia, upon the occurrence of, among other events, (1) fraud or written material misrepresentation by SIR Estancia or any officer, director, partner, member or employee of SIR Estancia in connection with the indebtedness or any request for any action or consent by the lender, (2) SIR Estancia’s acquisition of any real property other than the Estancia property or operation of any business other than the management of the Estancia property, and (3) certain prohibited transfers of ownership interests in SIR Estancia or the Estancia property.
In connection with the Estancia loan, we have absolutely, unconditionally and irrevocably guaranteed to the lender full and prompt payment, when due, of all amounts for which SIR Estancia is personally liable under the Estancia note, as described above, all costs and expenses incurred by the lender in enforcing its rights under the guaranty, and full and prompt payment and performance, when due, of SIR Estancia's obligations under the environmental hazards provisions of the Estancia mortgage.

Management of Property
On the closing date, SIR Estancia and Steadfast Management Company, Inc. or Steadfast Management, our affiliate, entered into a Property Management Agreement, or the management agreement, pursuant to which Steadfast Management will serve as the exclusive leasing agent and manager of the Estancia property. Pursuant to the management agreement, SIR Estancia will pay Steadfast Management a monthly management fee in an amount equal to 3.0% of the Estancia property’s gross collections (as defined in the management agreement) for such month. The management agreement has an initial term that expires on June 29, 2013 and will continue thereafter on a month-to-month basis unless either party gives 60 days prior written notice of its desire to terminate the management agreement. SIR Estancia may terminate the management agreement at any time upon 30 days prior written notice to Steadfast Management in the event of the gross negligence, willful misconduct or bad acts of Steadfast Management or any of Steadfast Management’s employees. Either party may terminate the management agreement due to a material breach of the other party’s obligations under the agreement that remains uncured for 30 days after written notification of such breach.
Description of the Property
The Estancia property is a 294-unit residential community constructed in 2006. The Estancia property is comprised of eleven three-story residential buildings and a separate leasing office/clubhouse on a 14.3-acre site. The apartments at the Estancia property consist of a mix of one, two and three-bedroom units averaging 1,145 square feet per unit. Average in-place monthly rent at the Estancia property was approximately $945 as of June 21, 2012. Property amenities at the Estancia property include nine-foot tray ceilings, crown molding, ceramic tile kitchens, baths, and foyers, built-in breakfast bars, built-in microwaves, full-sized washers and dryers, walk-in closets, private balconies or sunrooms, stainless finish appliances and flat-top stoves and faux plantation blinds. In addition, select units have double vanities, built-in bookshelves, separate showers with glass doors, wood burning fireplaces, garden tubs and attached or detached garages. Property amenities at the Estancia property include gated access, a fitness center, a resort-style swimming pool with cabanas and heated spa, community grill, media center and game room, car care center, playground and a dog park. Occupancy at the Estancia property was 94% as of June 21, 2012.
Management currently has no material plans for capital improvements at the Estancia property and believes that the Estancia property is adequately covered by insurance and is suitable for its intended purposes. For 2012, the estimated real estate taxes on the Estancia property total approximately $310,556.
The Estancia property is located in a high-income sub-market approximately 15 miles southeast of downtown Tulsa and is served by the Union Public Schools system, which typically ranks among the best in Oklahoma. The Estancia property faces competition from other multifamily apartment properties located in the Tulsa, Oklahoma market.
For federal income tax purposes, we estimate that the depreciable basis in the Estancia property will be approximately $25,355,366. We will depreciate buildings based upon an estimated useful life of 27.5 years.